**Term sheet**
*To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011
product supplement no. 14-I dated December 16, 2011 and
underlying supplement no. 1-I dated November 14, 2011*

**Term Sheet to
Product Supplement No. 14-I
Registration Statement No. 333-177923
Dated May 17, 2012; Rule 433**

JPMorgan Chase & Co.

Structured Investments

# $
# 6.25% per annum Single Observation Reverse Exchangeable Notes due May 22, 2013 Linked to the iShares® Russell 2000 Index Fund

## General

- The notes are designed for investors who seek a higher interest rate than the yield on a conventional debt security with the same maturity issued by us. Investors should be willing to forgo the potential to participate in any appreciation in the Fund, be willing to accept the risks of exposure to exchange-traded funds in general and the iShares® Russell 2000 Index Fund, in particular, and be willing to lose some or all of their principal at maturity.
- The notes will pay 6.25% per annum interest over the term of the notes, payable at a rate of 0.52083% per month. **However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on whether the Final Share Price is less than the Initial Share Price by more than the Buffer Amount, as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing May 22, 2013*
- Payment at maturity for each $1,000 principal amount note will be a cash payment equal to either $1,000 or the Cash Value (as defined below), in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof
- **The terms of the notes as set forth in "Key Terms" below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 14-I, supersede the terms set forth in product supplement no. 14-I. In particular, the Cash Value will be determined as set forth below under "Key Terms — Cash Value" below and not as set forth in product supplement no. 14-I.**

## Key Terms

| | |
|---|---|
| Fund: | The iShares® Russell 2000 Index Fund (Bloomberg ticker symbol "IWM") |
| Interest Rate: | 6.25% per annum over the term of the notes, payable at a rate of 0.52083% per month |
| Buffer Amount: | **An amount that represents 20.00% of the Initial Share Price, subject to adjustments** |
| Downside Leverage Factor: | 1.25 |
| Pricing Date: | On or about May 17, 2012 |
| Settlement Date: | On or about May 22, 2012 |
| Observation Date*: | May 17, 2013 |
| Maturity Date*: | May 22, 2013 |
| CUSIP: | 48125VZR4 |
| Interest Payment Dates: | Interest on the notes will be payable monthly in arrears on the 22nd calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date (each such day, an "Interest Payment Date"), commencing June 22, 2012. See "Selected Purchase Considerations — Monthly Interest Payments" in this term sheet for more information. |
| Payment at Maturity: | The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Fund. You will receive $1,000 for each $1,000 principal amount note, *plus* any accrued and unpaid interest at maturity, unless the Final Share Price is less than the Initial Share Price by more than the Buffer Amount. If the Final Share Price of the Fund is less than the Initial Share Price by more than the Buffer Amount, at maturity you will receive the Cash Value. **The Cash Value will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal at maturity if you invest in the notes.** |
| Cash Value: | If the Final Share Price is less than the Initial Share Price by more than the Buffer Amount, you will lose 1.25% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price by more than the Buffer Amount. Under these circumstances, the Cash Value per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 × (Share Return + Buffer Amount) × 1.25] *You will lose some or all of your initial investment at maturity if the Final Share Price is less than the Initial Share Price by more than the Buffer Amount.* |
| Share Return | $\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$ |
| Initial Share Price: | The closing price of one share of the Fund on the Pricing Date, *divided by* the Share Adjustment Factor. The Initial Share Price is subject to adjustment upon the occurrence of certain events affecting the Fund. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 14-I. |
| Final Share Price: | The closing price of one share of the Fund on the Observation Date |
| Share Adjustment Factor: | Set equal to 1.0 on the Pricing Date, subject to adjustment under certain circumstances. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 14-I. |

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Postponement of a Valuation Date" and "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 14-I

**Investing in the Single Observation Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 14-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public (1) | Fees and Commissions (2) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $ | $ | $ |
| **Total** | $ | $ | $ |

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $8.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $5.00 per $1,000 principal amount note. These concessions include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $8.50 and will depend on market conditions on the Pricing Date. In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $20.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-39 of the accompanying product supplement no. 14-I.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

J.P.Morgan

May 17, 2012

**Recent Developments**

One credit rating agency has downgraded our long-term senior debt rating, and another has placed us on negative watch for possible downgrade. These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. We disclosed that the Chief Investment Office's synthetic credit portfolio has proven to be riskier, more volatile and less effective as an economic hedge than we had previously believed. We are currently repositioning the portfolio in conjunction with our assessment of our overall credit exposure; as this repositioning is being effected in a manner designed to maximize economic value, we may hold certain of our current synthetic credit positions for the longer term and, accordingly, the net income in our Corporate segment will likely be more volatile in future periods than it has been in the past. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See our quarterly report on Form 10-Q for the quarter ended March 31, 2012; "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011; and "Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co." in this term sheet for further discussion.

**Additional Terms Specific to the Notes**

**JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 14-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.**

**You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.**

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 14-I dated December 16, 2011 and underlying supplement no. 1-I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 14-I and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 14-I dated December 16, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211008244/e46163_424b2.pdf

- Underlying supplement no. 1-I dated November 14, 2011:

  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

**Selected Purchase Considerations**

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US** — The notes will pay interest at the Interest Rate specified on the cover of this term sheet, which is higher than the yield currently available on debt securities of comparable maturity issued by us. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments as specified on the front cover of this term sheet. Interest will be payable monthly in arrears on the 22nd calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date (each such day, an

"Interest Payment Date"), commencing June 22, 2012. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the relevant Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly Interest Payment Date for July 2012 is July 22, 2012, but because that day is not a business day, payment of interest with respect to that Interest Payment Date will be made on July 23, 2012, the next succeeding business day.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — We will pay you your principal back at maturity so long as the Final Share Price is not less than the Initial Share Price by more than the Buffer Amount. **However, if the Final Share Price is less than the Initial Share Price by more than the Buffer Amount, for every 1% that the Final Share Price is less than the Initial Share Price by more than the Buffer Amount, you will lose an amount equal to 1.25% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.**

- **RETURN LINKED TO THE ISHARES® RUSSELL 2000 INDEX FUND** — The iShares® Russell 2000 Index Fund is an exchange-traded fund of the iShares® Trust, a registered investment company that consists of separate investment portfolios, and managed by BlackRock Fund Advisors, the investment adviser to the iShares® Russell 2000 Index Fund. The iShares® Russell 2000 Index Fund trades on NYSE Arca, Inc. (the "NYSE Arca") under the ticker symbol "IWM." The iShares® Russell 2000 Index Fund seeks investment results that, before expenses, generally correspond to the price and yield performance of the Russell 2000® Index, which we refer to as the Underlying Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Fund, see the information set forth under "Fund Descriptions — The iShares® Russell 2000 Index Fund" in the accompanying underlying supplement no. 1-I.

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT —** You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 14-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, and on current market conditions, in determining our reporting responsibilities we intend to treat the notes for U.S. federal income tax purposes as units each comprising: (x) a Put Option written by you that, in circumstances where the payment due at maturity is less than $1,000 (excluding accrued and unpaid interest), requires you to pay us an amount equal to $1,000 minus the Cash Value and (y) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option. By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to follow this treatment and the allocation described in the following paragraph. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax.

We will determine the portion of each interest payment on the notes that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on May 16, 2012, we would have allocated 13.76% of each interest payment to interest on the Deposit and the remainder to Put Premium. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. Assuming that the treatment of the notes as units each comprising a Put Option and a Deposit is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale.

### Non-U.S. Holders - Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2012 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

JPMorgan Structured Investments —
Single Observation Reverse Exchangeable Notes Linked to the iShares® Russell 2000 Index Fund

TS- 2

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the 2007 notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative treatments, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

## Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the equity securities held by the Fund or included in the Underlying Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 14-I dated December 16, 2011 and "Risk Factors" in the accompanying underlying supplement no. 1-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The payment at maturity will be based on whether Final Share Price is less than the Initial Share Price by more than the Buffer Amount. Your investment will be exposed to loss on a leveraged basis if the Final Share Price is less than the Initial Share Price by more than the Buffer Amount. For every 1% that the Final Share Price is less than the Initial Share Price by more than the Buffer Amount, you will lose an amount equal to 1.25% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes a, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

  In particular, one credit rating agency has downgraded our long-term senior debt rating, and another has placed us on negative watch for possible downgrade. These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Recent Developments" in this term sheet; our quarterly report on Form 10-Q for the quarter ended March 31, 2012; and "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011 for further discussion.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 14-I for additional information about these risks.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE FUND** — Unless the Final Share Price is less than the Initial Share Price by more than the Buffer Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity *plus* any accrued and unpaid interest, regardless of any appreciation in the price of the Fund, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Fund during the term of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **BUFFER AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY** — We will pay you your principal back at maturity only if the Final Share Price is not less than the Initial Share Price by more than the Buffer Amount and the notes are held to maturity. If the Final Share Price is less than the Initial Share Price by more than the Buffer Amount, the benefit provided by the Buffer Amount will be eliminated and you will be exposed on a leveraged basis to any depreciation in the Fund beyond the Buffer Amount.

JPMorgan Structured Investments —
Single Observation Reverse Exchangeable Notes Linked to the IShares® Russell 2000 Index Fund

TS- 3

- **VOLATILITY RISK** — Greater expected volatility with respect to the Fund indicates a greater likelihood as of the Pricing Date that the shares of the Fund could close below the Initial Share Price by more than the Buffer Amount on the Observation Date.  The Fund's volatility, however, can change significantly over the term of the notes.  The Final Share Price could fall sharply, which could result in a significant loss of principal.

- **THERE ARE RISKS ASSOCIATED WITH THE FUND** — Although the Fund's shares are listed for trading on the NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market.  The Fund is subject to management risk, which is the risk that the investment strategy of the investment advisor, the implementation of which is subject to a number of constraints, may not produce the intended results.  These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX** — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index.  In addition, its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index.  All of these factors may lead to a lack of correlation between the Fund and the Underlying Index.  In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index.  Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.  For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS** — The stocks that constitute the Fund are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the equity securities held by the Fund or included in the Underlying Index would have.

- **HEDGING AND TRADING IN THE FUND** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Fund or instruments related to the Fund.  We or our affiliates may also trade in the Fund or instruments related to the Fund from time to time.  Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.  It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

- **THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED —** The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund.  However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund.  If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the closing price of one share of the Fund on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility in the Fund;
  - the time to maturity of the notes;
  - the dividend rates on the Fund and the equity securities underlying the Fund;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events;
  - the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
Single Observation Reverse Exchangeable Notes Linked to the IShares® Russell 2000 Index Fund

TS- 4

## What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The "note total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity *plus* the interest payments received over the term of the notes per $1,000 principal amount note to $1,000. The following table and examples assume a Initial Share Price for the Fund of $77.00 and reflect the Interest Rate of 6.25% per annum over the term of the notes and the Buffer Amount of 20.00%. Each hypothetical note total return and total payment set forth below is for illustrative purposes only and may not be the actual note total return or total payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Final Share Price | Share Return | Note Total Return | Total Payments over the Term of the Notes |
|---|---|---|---|
| $138.6000 | 80.00% | 6.250% | $1,062.500 |
| $127.0500 | 65.00% | 6.250% | $1,062.500 |
| $115.5000 | 50.00% | 6.250% | $1,062.500 |
| $107.8000 | 40.00% | 6.250% | $1,062.500 |
| $100.1000 | 30.00% | 6.250% | $1,062.500 |
| $92.4000 | 20.00% | 6.250% | $1,062.500 |
| $84.7000 | 10.00% | 6.250% | $1,062.500 |
| $80.8500 | 5.00% | 6.250% | $1,062.500 |
| **$77.0000** | **0.00%** | **6.250%** | **$1,062.500** |
| $73.1500 | -5.00% | 6.250% | $1,062.500 |
| $69.3000 | -10.00% | 6.250% | $1,062.500 |
| $61.6000 | -20.00% | 6.250% | $1,062.500 |
| $61.5923 | -20.01% | 6.2375% | $1,062.375 |
| $59.6750 | -22.50% | 3.125% | $1,031.250 |
| **$57.7500** | **-25.00%** | **0.000%** | **$1,000.000** |
| $53.9000 | -30.00% | -6.250% | $937.500 |
| $46.2000 | -40.00% | -18.750% | $812.500 |
| $38.5000 | -50.00% | -31.250% | $687.500 |
| $30.8000 | -60.00% | -43.750% | $562.500 |
| $23.1000 | -70.00% | -56.250% | $437.500 |
| $15.4000 | -80.00% | -68.750% | $312.500 |
| $7.7000 | -90.00% | -81.250% | $187.500 |
| $0.0000 | -100.00% | -97.500% | $62.500 |

The following examples illustrate how a note total return or total payment set forth in the table above is calculated.

**Example 1: The Final Share Price increases from the Initial Share Price of $77.00 to a Final Share Price of $80.85.** Because the Final Share Price of $80.85 is greater than the Initial Share Price of $77.00, the investor receives total payments of $1,062.50 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $62.50 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes*.

**Example 2: The Final Share Price decreases from the Initial Share Price of $77.00 to a Final Share Price of $61.60.** Even though the Final Share Price of $61.60 is less than Initial Share Price of $77.00, because the Final Share Price is not less than the Initial Share Price by more than the Buffer Amount, the investor receives total payments of $1,062.50 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $62.50 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes*.

**Example 3: The Final Share Price decreases from the Initial Share Price of $77.00 to a Final Share Price of $38.50.** Because the Final Share Price of $38.50 is less than Initial Share Price of $77.00 by more than the Buffer Amount, the investor receives total payments of $687.50 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $62.50 per $1,000 principal amount note over the term of the notes and a payment at maturity of $625 per $1,000 principal amount note over the term of the notes, calculated as follows:

$$\$1,000 + [\$1,000 \times (-50\% + 20\%) \times 1.25] + \$62.50 = \$687.50$$

**Example 4: The Final Share Price decreases from the Initial Share Price of $77.00 to a Final Share Price of $0.** Because the Final Share Price of $0 is less than Initial Share Price of $77.00 by more than the Buffer Amount, the investor receives total payments of $62.50 per $1,000 principal amount note over the term of the notes, consisting solely of interest payments of $62.50 per $1,000 principal amount note over the term of the notes, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 20\%) \times 1.25] + \$62.50 = \$62.50$$

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

**Historical Information**

The following graph sets forth the historical performance of the shares of the Fund based on the weekly closing price of one share of the Fund from January 5, 2007 through May 11, 2012. The closing price of one share of the Fund on May 16, 2012 was $77.21.

We obtained the closing prices of the Fund below from Bloomberg Financial Markets, without independent verification. Since its inception, the Fund has experienced significant fluctuations. The historical prices of the shares of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Pricing Date or the Observation Date. We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Fund or the equity securities held by the Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Fund or the equity securities held by the Fund.



JPMorgan Structured Investments —
**Single Observation Reverse Exchangeable Notes Linked to the IShares® Russell 2000 Index Fund**

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